Exhibit 99.1

June 17, 2005

CLAUDE RESOURCES INC.
2003 AND 2004 OIL & GAS DISCLOSURE DOCUMENTS

Claude Resources Inc. (“Claude”) has included the disclosure and reports relating to oil and gas reserves data and activities required pursuant to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities in its Annual Information Form (“AIF”), audited financial statements and related Management’s Discussion and Analysis for each of the years ended December 31, 2004 and December 31, 2003, as filed with Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Copies of the AIF, audited financial statements and related Management’s Discussion and Analysis for the year’s ended December 31, 2004 and December 31, 2003 may be accessed electronically on SEDAR at www.sedar.com.

Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold mining and exploration company with producing oil and gas assets. Since 1991, Claude has produced nearly 700,000 ounces of gold from its Seabee mine in northeastern Saskatchewan and is an active gold explorer with properties in Saskatchewan and Manitoba. Claude also owns the Madsen property in the Red Lake camp of northwestern Ontario, currently under option to Placer Dome Inc.

For further information, please contact:

Neil McMillan
President & CEO
(306) 668-7505

Renmark Financial Communications Inc.
Edith English : eenglish@renmarkfinancial.com
Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Media - Cynthia Lane : clane@renmarkfinancial.com
(514) 939-3989
www.renmarkfinancial.com